Exhibit 99.5

CONTACT:	Jeffrey J. Hattara (612) 851-6030	(NYSE-BMC) FOR IMMEDIATE RELEASE

BMC ANNOUNCES NEW TREASURER

    September 7, 1999—Minneapolis, Minnesota—BMC Industries, Inc. today announced that Bradley D. Carlson has joined the company as Treasurer. Mr. Carlson, who will be responsible for the company's worldwide treasury operations, has over 10 years of experience in a variety of finance positions, most recently with Northwest Airlines as Treasury Director. Prior to joining Northwest Airlines, he was a Corporate Finance Analyst with Dain Rauscher in Minneapolis. Mr. Carlson holds an MBA degree from the Amos Tuck School of Business at Dartmouth College.

    "We are very pleased that Brad Carlson has joined the BMC team. His financial experience and expertise will be a real asset to BMC as we continue to grow our businesses," said Jeff Hattara, Vice President of Finance and Administration and Chief Financial Officer.

    BMC Industries is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's Common Stock is traded on the New York Stock Exchange under the symbol BMC.